EXHIBIT 17.5.1

LETTER OF RESIGNATION

Windy Johan

July 13, 2020

Board of Directors

KinerjaPay Corp.

I am submitting this amended letter of resignation as Chief Financial Officer of KinerjaPay Corp. (the “Registrant”) and the Registrant’s wholly owned Indonesian subsidiaries, effective April 27, 2020. The reason for my resignation is to permit me to pursue other business opportunities. I have had no disagreements with the operations, policies or practices of the Registrant or its wholly owned Indonesian subsidiaries. However, in or about early 2020, I informed management that its Indonesian subsidiaries required additional cash infusion in excess of the funding that had been available in November and December of 2019. I further stated that this was largely the result of the significant reduction in the availability of convertible note funding and the impact of COVID-19 on the U.S. capital markets and the Indonesian economy, events beyond the Registrant’s control. Nevertheless, I explained that the Registrant’s Indonesian subsidiaries would be adversely affected by the limited cash resources.

Respectfully submitted,

/s/:Windy Johan
Windy Johan